SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HCA INC.

(Name of Subject Company (Issuer))

HCA INC.

(Names of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number of Class of Securities)

John M. Franck II

Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James H. Cheek, III J. Allen Overby Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 (615) 742-6200	Morton A. Pierce Jack S. Bodner Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,501,000,000	$316,876.70

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 61,000,000 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $41.00 in cash.

**	The amount of the filing fee equals $126.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $316,876.70	Filing Party: HCA Inc.
Form or Registration No.: Schedule TO	Date Filed: October 13, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

           ☐ third-party tender offer subject to Rule 14d-1.
           ☒ issuer tender offer subject to Rule 13e-4.
           ☐ going-private transaction subject to Rule 13e-3.
           ☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

      This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by HCA Inc., a Delaware corporation (“HCA” or the “Company”), on October 13, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 61,000,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

      The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      The Offer to Purchase is hereby amended and supplemented as follows:

(1) The last sentence of the last paragraph on page ii of the Offer to Purchase is amended by inserting the following phrase after the word “could”:

“have the effect of decreasing the purchase price determined by us which may”

(2) The eighth sentence under the subheading “What will the purchase price for the Shares be and what will be the form of payment?” on page 1 of the Offer to Purchase is hereby amended by inserting the following phrase after the word “could”:

“have the effect of decreasing the purchase price determined by us which may”

(3) The first sentence of the first paragraph under the subheading “Odd Lots” on page 12 of the Offer to Purchase is hereby deleted and replaced with the following sentence:

“The term “Odd Lots” means all Shares (other than Shares held in the Amended and Restated HCA Employee Stock Purchase Plan or the HCA 401(k) Plan) that are tendered by shareholders at prices at or below the Purchase Price selected by us (an “Odd Lot Holder”) who own beneficially or of record an aggregate of fewer than 100 Shares and so certify in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.”

(4) The second sentence of the first full paragraph on page 17 of the Offer to Purchase under the heading “Procedures For Tendering Shares” is hereby amended by inserting the following phrase after the word “could”:

“have the effect of decreasing the purchase price determined by us which may”

(5) The second full paragraph on page 17 of the Offer to Purchase under the heading “Procedures for Tendering Shares” is hereby amended by adding the following sentence at the end of such paragraph:

“In the event a shareholder has submitted multiple Letters of Transmittal in order to tender Shares at multiple prices, a separate notice of withdrawal must be submitted in accordance with the terms of this Offer with respect to each separate Letter of Transmittal in order for such withdrawals to be effective, as applicable.”

(6) The last paragraph beginning on page 22 of the Offer to Purchase under the heading “Withdrawal Rights” is hereby amended by adding the following sentence at the end of such paragraph:

“In the event a shareholder has submitted multiple Letters of Transmittal in order to tender Shares at multiple prices, a separate notice of withdrawal must be submitted in accordance with the terms of this Offer with respect to each separate Letter of Transmittal in order for such withdrawals to be effective, as applicable.”

(7) The last sentence of the fifth paragraph on page 24 of the Offer to Purchase under the heading “Conditional Tender of Shares” is hereby amended by replacing the phrase “as promptly as practicable” with the word “promptly”.

(8) The first paragraph on page 25 of the Offer to Purchase under the heading “Conditional Tender of Shares” is hereby amended and restated in its entirety as provided below:

“After giving effect to these withdrawals, we will accept the remaining Shares properly and unconditionally tendered on a pro rata basis, if necessary. If we are able to purchase all of the remaining unconditionally tendered Shares and the number of Shares that we would purchase would be below 61,000,000, then, to the extent feasible, we will select enough of the conditional tenders (including those that would otherwise have been deemed withdrawn pursuant to the immediately preceding paragraph, if such shareholders conditionally tendered all of their Shares) to permit us to purchase 61,000,000 Shares. In selecting these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their Shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of Shares to be purchased.”

(9) The first sentence of the last paragraph under the heading “Conditions of the Offer” beginning on page 26 of the Offer to Purchase is hereby amended by inserting the phrase “up to the Expiration Date” after the phrase “from time to time.”

(10) The second sentence of the last paragraph under the heading “Conditions of the Offer” beginning on page 26 of the Offer to Purchase is hereby amended by inserting the phrase “up to the Expiration Date in our reasonable discretion” after the phrase “from time to time”.

(11) The second sentence of the fourth paragraph on page 35 of the Offer to Purchase under the heading “Certain Information Concerning Us” is hereby deleted and replaced with the following sentence:

“Additionally, we may, at our discretion, incorporate by reference into this Offer to Purchase documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Offer to Purchase by filing an amendment to the Schedule TO for such purpose.”

      The Letter of Transmittal is hereby amended and supplemented as follows:

(1) The sub-clause (2) of the fifth paragraph on page 2 of the Letter of Transmittal is hereby amended by adding the following sentence at the end of such paragraph:

“Note that this election could have the effect of decreasing the purchase price determined by us which may result in the tendered Shares being purchased at the minimum price of $35.00 per Share.”

(2) The first sentence of the first paragraph under the heading “ODD LOTS” on page 3 of the Letter of Transmittal is hereby amended by deleting the phrase “, as of the close of business on October 13, 2004 and who continues to own beneficially or of record as of the Expiration Date,”.

(3) The second sentence of the first paragraph under the heading “ODD LOTS” on page 3 of the Letter of Transmittal is hereby amended by deleting the phrase “, as of the close of business on October 13, 2004 and continues to own beneficially or of record as of the Expiration Date,”.

(4) The second sentence of the first paragraph under the heading “ODD LOTS” on page 3 of the Letter of Transmittal is hereby amended by replacing each instance of the word “was” with the word “is”.

(5) The sub-clause (b) of the third paragraph on page 4 of the Letter of Transmittal is hereby amended by adding the word “and” after the “;” at the end of such sub-clause.

(6) The sub-clause (c) of the third paragraph on page 4 of the Letter of Transmittal is hereby amended by replacing the phrase “; and” with a “.” at the end of such sub-clause.

(7) The sub-clause (d) of the third paragraph on page 4 of the Letter of Transmittal is hereby deleted in its entirety.

(8) The third sentence of the first paragraph under the heading “Shares Tendered at Price Determined Pursuant to the Offer” on page 6 of the Letter of Transmittal is hereby amended by inserting the following phrase after the word “could”:

“have the effect of decreasing the purchase price determined by us which may”

(9) The first sentence under Instruction 9 (Odd Lots) on page 11 of the Letter of Transmittal is hereby amended by replacing the word “owned” with the word “owns” and by deleting the phrase “, as of the close of business on October 13, 2004 and as of the Expiration Date,”.

      The Notice of Guaranteed Delivery is hereby amended and supplemented as follows:

(1) The first sentence of the first paragraph under the heading “Odd Lots” on page 2 of the Notice of Guaranteed Delivery is hereby amended by replacing the word “owning” with the words “who owns” and by deleting the phrase “, as of the close of business on October 13, 2004 and who continues to own beneficially or of record as of the Expiration Date,”.

      The Form of Letter to Clients is hereby amended and supplemented as follows:

(1) The first sentence of the first paragraph under the heading “Odd Lots” on page 3 of the Form of Letter to Clients is hereby amended by replacing the word “owned” with the word “owns” and by deleting the phrase “, as of the close of business on October 13, 2004, and continues to own beneficially or of record as of the Expiration Date,”.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCA INC.

By:	/s/ R. MILTON JOHNSON

Name: R. Milton Johnson

Title:	Executive Vice President and Chief

Financial Officer

Dated: November 1, 2004

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated October 13, 2004.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Letter to Participants in the Amended and Restated HCA Employee Stock Purchase Plan.*
(a)(1)(G)	Form of Letter to Participants in the HCA 401(k) Plan.*
(a)(5)(A)	Press Release dated October 13, 2004, announcing the Offer.*
(a)(5)(B)	Press Release dated October 13, 2004, announcing HCA’s preliminary third quarter results.*
(a)(5)(C)	Form of Summary Advertisement.*
(a)(5)(D)	Letter to Shareholders.*
(a)(5)(E)	Transcript of Conference Call on October 13, 2004.**
(a)(5)(F)	Press Release dated October 22, 2004 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated October 22, 2004, and incorporated herein by reference).
(a)(5)(G)	Transcript of Conference Call on October 22, 2004.***
(a)(5)(H)	Revised Transcript of Conference Call on October 13, 2004.***
(b)(1)	$2.25 Billion Senior Credit Facilities Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank.*
(b)(2)	$1.5 Billion Senior Credit Facility Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arrangers, JPMorgan Chase Bank and Merrill Lynch Capital Corporation as Agents.*
(b)(3)	$2.5 Billion Credit Agreement, dated April 30, 2001, among the Company, The Several Banks and Other Financial Institutions (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).
(b)(4)	First Amendment to the April 2001 $2.5 Billion Credit Agreement dated as of October 14, 2003 (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference).
(b)(5)	Amendment Letter, dated as of October 21, 2004, to $2.25 Billion Senior Credit Facilities Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank.***
(b)(6)	Amendment Letter, dated as of October 21, 2004, to $1.5 Billion Senior Credit Facility Commitment Letter, dated October 12, 2004, by and among the Company, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arrangers, JPMorgan Chase Bank and Merrill Lynch Capital Corporation as Agents.***
(d)(1)	Columbia Hospital Corporation Stock Option Plan (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
(d)(2)	Amended and Restated Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.7(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference).
(d)(3)	First Amendment to Amended and Restated Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).

Exhibit
No.	Description

(d)(4)	Columbia Hospital Corporation Outside Directors Nonqualified Stock Option Plan (filed as Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (File No. 33-55272), and incorporated herein by reference).
(d)(5)	HCA-Hospital Corporation of America 1989 Nonqualified Stock Option Plan, as amended through December 16, 1991 (filed as Exhibit 10(g) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(6)	HCA-Hospital Corporation of America Nonqualified Initial Option Plan (filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 33-52379), and incorporated herein by reference).
(d)(7)	Form of Galen Health Care, Inc. 1993 Adjustment Plan (filed as Exhibit 4.15 to the Company’s Registration Statement on Form S-8 (File No. 33-50147), and incorporated herein by reference).
(d)(8)	HCA-Hospital Corporation of America 1992 Stock Compensation Plan (filed as Exhibit 10(t) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(9)	Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).
(d)(10)	First Amendment to the Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated September 23, 1999, dated as of May 25, 2000 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference).
(d)(11)	HCA Inc. Amended and Restated Management Stock Purchase Plan (filed as Exhibit C to the Company’s Proxy Statement for the Annual Meeting of Stockholders on May 27, 2004, and incorporated herein by reference).
(d)(12)	Amended and Restated HCA Employee Stock Purchase Plan.*
(d)(13)	HCA Directors’ 2004 Compensation/Fees Policy adopted July 24, 2003 (filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference).
(d)(14)	Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (filed as Exhibit A to the Company’s Proxy Statement for the Annual Meeting of Shareholders on May 25, 2000, and incorporated herein by reference).
(d)(15)	HCA Inc. 2003 Performance Equity Incentive Program (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(16)	HCA Inc. 2004 Performance Excellence Program (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference).
(d)(17)	Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit (g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22, 1989, and incorporated herein by reference).
(d)(18)	Registration Rights Agreement, dated as of June 28, 2001, between the Company and Canadian Investments LLC, a Delaware limited liability Company (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 (File No. 333-67040), and incorporated herein by reference).

   * Previously filed on Schedule TO on October 13, 2004.

**	Previously filed on Amendment No. 1 to Schedule TO on October 13, 2004.

***	Previously filed on Amendment No. 2 to Schedule TO on October 25, 2004.